SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

KT Corporation’s Purchase of Common Shares of Olive Nine

Relating to KT Corporation’s current report on Form 6-K filed with the Securities and Exchange Commission on November 7, 2006, the company has acquired 8,750,000 common shares of Olive Nine Co., Ltd. as follows:

		Number of shares held by KT Corporation
Reporting Date		Description	Number of shares	Ratio (%)
Previous reporting date	None	Common shares	None	—
		Preferred	None	—

		Total	None	—

Current reporting date	January 10, 2007	Common shares	8,750,000	19.68%
		Preferred	None	—

		Total	8,750,000	19.68%

Changes		Common shares	8,750,000	19.68%
		Preferred	None	—

		Total	8,750,000	19.68%

Notice of Shareholdings in KT Corporation by Outside Directors

Name	Title	As of December 28, 2006	Type of shares
Kook-Hyun Moon	Outside Director	650	Common shares
Do-Hwan Kim	Outside Director	650	Common shares
Kon-Sik Kim	Outside Director	650	Common shares
Jeong-Ro Yoon	Outside Director	650	Common shares
Sung-Deuk Park	Outside Director	480	Common shares
Thae-Surn Khwarg	Outside Director	730	Common shares
Jong-Kyoo Yoon	Outside Director	650	Common shares
Stuart B. Solomon	Outside Director	130	Common shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 11, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director